AMENDMENT OF THE ARTICLES OF ASSOCIATION

On the twenty-fourth day of April
two thousand and twenty, appearing before me,
Paul Pieter de Vries, civil-law notary in Amsterdam, is:
Emma Cecilia Mirjam Hobma, employed at the offices of Houthoff, Amsterdam with address (1082 MA) Amsterdam, Gustav Mahlerplein 50, born in Leeuwarden on the twenty-second day of September nineteen hundred and ninety-three.
RECITALS
The person who appears before me, hereby declares:

A.	Latest amendment to the articles of association
The latest amendment to the articles of association of Wright Medical Group N.V., a company with limited liability (naamloze vennootschap), with its corporate seat in Amsterdam and its place of business at (1097 JB) Amsterdam, Prins Bernhardplein 200, registered with the trade register under number 34250781 (the "Company"), has been executed on the twenty-ninth day of June two thousand and sixteen before a deputy of P.H.N. Quist, a civil-law notary in Amsterdam.

B.	Resolution to amend the articles of association
The general meeting of the aforementioned company has resolved to amend the articles of association.

C.	Authorization
Furthermore it was resolved to authorize the person appearing to sign the deed of amendment of the articles of association.

D.	Minutes
Evidence of said resolutions is by means of an extract of the minutes of the general meeting of the company to be annexed to this deed.
AMENDEMENT OF THE ARTICLES OF ASSOCIATION
In order to carry out said resolutions the person appearing declares to amend the articles of association as follows:
A new article shall be added to the articles of association which shall read as follows:
Withdrawal Right and Cash Compensation
Article 23a

23.a.1.
If the general meeting adopts a proposal to enter into a cross border legal merger (grensoverschrijdende fusie) ('Cross-Border Merger'), any shareholder of the company that voted against such proposal has the right to elect not to become a shareholder of the acquiring company in the Cross-Border Merger ('Withdrawal Right') and file a request for compensation ('Withdrawal Application') in accordance with article 2:333h paragraph 1 Dutch Civil Code (such shareholder being a 'Withdrawing Shareholder') and in accordance with the terms set out for such requests in the proposal, within one month after the general meeting of the company in which the proposal to enter into the Cross-Border Merger has been adopted. Upon the Cross-Border Merger taking effect, the Withdrawing Shareholder will not receive shares in the acquiring company in the Cross-Border Merger. Instead, such Withdrawing Shareholder will receive compensation in cash ('Cash Compensation') for the shares of the company for which he duly exercised his Withdrawal Right ("Exit Shares") and such Exit Shares in the company will cease to exist as a consequence of the Cross-Border Merger taking effect.

23.a.2.	Pursuant to article 2:333h Dutch Civil Code, Withdrawing Shareholders are entitled to receive Cash Compensation for their Exit Shares.
The Cash Compensation per Exit Share shall be equal to:

a.
the price paid per share (excluding interest) in a public tender offer for all issued and outstanding shares in the share capital of the company that was completed in the twelve-month period prior to the consummation of the Cross-Border Merger; or

b.
if no such offer was completed during that period, the weighted average share price of the shares in the capital of the company on Nasdaq in the period commencing on, and including, the twenty-second (22nd) trading day and ending on, but excluding, the second (2nd) trading day prior to the consummation of the Cross-Border Merger.

CONCLUSION
The person appearing in connection with this deed is known to me, civil-law notary.
THIS DEED
is executed in Amsterdam on the date stated at the head of the deed.
The substance of this deed and an explanation of the deed have been communicated to the person appearing, who has expressly taken note of its contents and has agreed to its limited reading.
After a limited reading in accordance with the law, this deed was signed by the person appearing and by me, civil-law notary.